UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ______________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. (___)(1)

                            Galaxy Investments, Inc.
                                (Name of Issuer)

                                 Common Shares
                         (Title of Class of Securities)

                                   36318 B 106
                                 (CUSIP Number)

                                  Terry Amisano
                                2615 - 134 Street
                             Surrey, British Columbia
                                 Canada  V4P 1Y1
                                  (604)689-0188
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2001
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     (Page 1 of 4 pages)



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CUSIP Number 36318 B 106                13D                 Page 2 of 4 pages

(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF
     ABOVE PERSONS (ENTITIES ONLY)
                                                 Terry Amisano
------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [ ]
                                                          (b)  [X]
------------------------------------------------------------------------------
(3)  SEC USE ONLY
------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS**
                                                 PF
------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [   ]
------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                Canadian
------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                                1,000,000
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,000,000
OWNED BY       ---------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                1,000,000
REPORTING      ---------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,000,000
------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
                                                1,000,000
------------------------------------------------------------------------------
(12) CHECK BOX IF AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW 1)
                                                   11.1%
------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
                                                    IN
------------------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP Number 36318 B 106                13D                 Page 3 of 4 pages


Item 1.  Security and Issuer.

This statement relates to the shares of common stock, par value $0.001 (the "Shares"), of Galaxy Investments, Inc. (the "Issuer"), a Colorado corporation. The Issuer's principal executive offices are located at Suite 604-750 West Pender Street, Vancouver, B.C. Canada, V6C 2T7

Item 2.  Identity and Background.

The name, place of organization and business/principal address of the reporting person is Terry Amisano, an individual citizen of Canada ("Mr. Amisano" or the "Reporting Person"). His address is 2615 - 134 Street, Surrey, British Columbia, Canada V4P 1Y1. The Reporting Person' is an Accountant with Amisano Hanson.

The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Shares were acquired with the personal funds of Mr. Amisano.

Item 4.  Purpose of Transaction.

The Reporting Person has acquired the Shares for investment purposes. The Reporting Person reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5. Interest in Securities of the Issuer.

     (a) The number of shares of Common Stock beneficially owned by the Reporting Person is 1,000,000, comprising approximately 11.1% of the outstanding shares of Common Stock as at November 30, 2001.
     (b) The Reporting Person has sole voting and sole dispositive power with respect to 1,000,000 shares beneficially owned by it.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to the securities to which the Reporting Person is a party or subject.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP Number 36318 B 106                13D                 Page 4 of 4 pages

                                     SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


/s/ Terry Amisano
Signature

Terry Amisano
Name

Dated: February 3, 2003



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